UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 384th MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 29th, 2019

1.         DATE, TIME AND PLACE: At 9:00 a.m., on August 29th, 2019 at Rua Gustavo Armbrust, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve the appointment of Mr. Rafael Lazzaretti as the Distribution Companies’ Commercial Executive Officer, at Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), RGE Sul Distribuidora de Energia S.A. (“RGE”) and Companhia Jaguari de Energia (“CPFL Santa Cruz”), as well as to recommend the favorable vote to its representatives on the subsidiaries’ deliberative bodies for his election to fulfill the remaining term until April 2021, therefore becoming the Head of the Commercial Department of CPFL Energia. The investiture and beginning of the mandate will take effect as of October, 14th 2019.

(iii) To recommend the favorable vote to its representatives on the deliberative bodies of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), for the application of the adjustment on individual compensation of CPFL Renováveis’ members of the Board of Executive Officers, corresponding to the IPCA (Índice de Preços ao Consumidor Amplo) estimated and budgeted considering the period from May 2018 to April 2019, to be applied retroactively as from May 2019.

(iv) To recommend the favorable vote to its representatives on the deliberative bodies of CPFL Renováveis, for the approval of the calculation of Virtual Value Unit (VVU) of conversion of the 2nd vesting of the Long Term Incentive (“LTI”) program 2016-2022 and the 3rd vesting of the LTI program 2015-2021 in the value corresponding to R$ 14.84 (fourteen reais and eight four cents), to be used to establish the Award value for each Executive Officer, in the event of a conversion request.

(v) To recommend, in terms of Resolution N. 2019238-G, the favorable vote to its representatives on the competent bodies of Energética Barra Grande S.A. (“BAESA”), for the execution of the 2nd amendment to the Shareholder Agreement for Effects Allocation of Generation Scaling Factor’s (“GSF”) Renegotiation among shareholders of BAESA as follows: CPFL Geração de Energia S.A (“CPFL Geração”), DME Energética Ltda., Companhia Brasileira de Alumínio, Alcoa Alumínio S.A. and Barra Grande Participações S.A. aiming to:

(a) change from quarterly to monthly the periodicity of allocation of GSF, GFOM (“Geração Fora da Ordem de Mérito”), Ex-Ante Purchase and Ex-Post Purchase;

(b) change the allocation system of the effects of Ex-Ante purchases, which is currently made considering fixed percentages and shall be made by allocating exclusively to the shareholder that requested such purchase.

(vi) To recommend, in terms of Resolution N. 2019245-E, the favorable vote to its representatives on the deliberative bodies of the companies Chimay Empreendimentos e Participações Ltda. (“Chimay”); Jayaditya Empreendimentos e Participações Ltda. (“Jayaditya”); Mohini Empreendimentos e Participações Ltda. (“Mohini”); and CPFL Sul Centrais Elétricas Ltda. (“CPFL Sul Centrais Elétricas”), for the approval of:

(a) the amendment to the corporate purpose in order to include the activities of assets’ rental, operation and maintenance of infrastructure for commercial and industrial facilities, as well as engineering services; and

(b) the resulting Amendment to the Articles of Association in order to change Article 2 which shall become effective with the following wording: “Article 2º - The society has the corporate purpose of (i) implanting and exploring the hydraulic potential from Small Hydro Power Plant - PCH; (ii) as independent producer, generate electricity from alternative sources, predominantly hydro, intended for trading in energy independent production mode; (iii) in order to achieve this corporate purpose, to implement, manage and operate generation plants, as well as to develop projects, provide consulting services and other services related to alternative energy generation, in compliance with the legal and regulatory rules applicable to this branch of activity and may also perform other activities directly or indirectly, in whole or in part, linked to its corporate purpose; (iv) the provision of engineering services, of its own or outsourced, preparation of designs; implementation; operation and maintenance of infrastructure for commercial and industrial facilities; consulting in the energy market; and (v) lease and commercialization of the necessary goods for implementation and modernization of electric energy generation stations.”

(vii) To recommend, in terms of Resolution N. 2019239-RS, the favorable vote to its representatives on the deliberative bodies of RGE, for the approval of: (a) the execution of 3 (three) new contracts for the supply of self-grounded concrete distribution poles for RGE. For all acquisitions, taxes and expenses are included, with a term of 36 (thirty-six) months, considered from the date of the execution of the contract, considering May 2019 price basis, and the amount per supplier can vary according to RGE’s demand, as long as it does not exceed the global amount approved; and (b) the execution of amendments to the current contracts of self-grounded pole supply, with all taxes and expenses included, remaining unaltered the other commercial conditions originally hired.

(viii) To recommend, in terms of Resolution N. 2019243-E, the favorable vote to its representatives on the deliberative bodies of CPFL Renováveis and its subsidiaries, as applicable, to approve:

(a) the establishment of a branch of CPFL Renováveis at Avenida Doutor Cardoso de Melo, nº 1184, Vila Olímpia, Zip Code: 04.548-004, in the city of São Paulo, State of São Paulo;

(b) the call notice to a CPFL Renováveis’ Extraordinary Shareholders’ Meeting to deliberate about the change of its headquarters to Rua Jorge de Figueiredo Correa, nº 1.632, parte, Jardim Professora Tarcília, Zip Code: 13087-397, in the city of Campinas, State of São Paulo and the resulting amendment to article 3rd of its Bylaws;

(c) the change of headquarters of the companies  mentioned below to Rua Jorge de Figueiredo Correa, nº 1.632, parte, Jardim Professora Tarcília, Zip Code: 13087-397, in the city of Campinas, State of São Paulo, as well as the resulting amendment to their Bylaws/Articles of Association. The companies that shall have its headquarters altered are: (1) SPE Plano Alto Energia S.A.; (2) SPE Alto Irani Energia S.A.; (3) Companhia Energética Novo Horizonte; (4) WF 1 Holding S.A.; (5) Cherobim Energética S.A.; (6) Varginha Energética S.A.; (7) Desa PCH II Energia S.A.; (8) SPE Salto Goes Energia S.A.; (9) SPE Cherobim Energia S.A.; (10) SPE Penedo Energia Ltda.; (11) SPE Tombo Energia Ltda.; (12) SPE Boa Vista 2 Energia S.A.; (13) SPE Cachoeira Grande Energia Ltda.; (14) SPE Figueira Branca Energia S.A.; (15) SPE Gameleira Energia S.A.; (16) Santa Clara I Energias Renováveis Ltda.; (17) Santa Clara II Energias Renováveis Ltda.; (18) SPE Turbina 16 Energia S.A.; (19) Campo dos Ventos I Energias Renováveis S.A.; (20) Campo dos Ventos III Energia Renováveis S.A.; (21) Campo dos Ventos V Energias Renováveis S.A.; (22) Ventos de Santo Dimas Energias Renováveis S.A.; (23) São Benedito Energias Renováveis S.A.; (24) Santa Mônica Energias Renováveis S.A.; (25) Santa Úrsula Energias Renováveis S.A.; (26) Ventos de São Martinho Energias Renováveis S.A.; (27) São Domingos Energias Renováveis S.A.; (28) Eólica Holding S.A.; (29) Campo dos Ventos II Energias Renováveis S.A.; (30) SPE Juremas Energia S.A.; (31) SPE Macacos Energia S.A.; (32) SPE Costa Branca Energia S.A.; (33) SPE Pedra Preta Energia S.A.; (34) SPE Baixa Verde Energia S.A.; (35) SPE Costa das Dunas Energia S.A.; (36) SPE Farol de Touros Energia S.A.; (37) SPE Cajueiro Energia S.A.; (38) CPFL Bio Ester Ltda.; (39) SPE Navegantes Energia S.A.; (40) Santa Clara III Energias Renováveis Ltda.; (41) Santa Clara II Energias Renováveis Ltda.; (42) Santa Clara VI Energias Renováveis Ltda.; (43) PCH Holding 2 S.A.; (44) Santa Luzia Energética S.A.; (45) Atlântica I Parque Eólico S.A.; (46) Atlântica II Parque Eólico S.A.; (47) Atlântica IV Parque Eólico S.A.; (48) Atlântica V Parque Eólico S.A.; (49) Rosa dos Ventos Geração e Comercialização de Energia S.A.; (50) Siif Cinco Geração e Comercialização de Energia S.A.; (51) Pedra Cheirosa I Energia S.A.; (52) Pedra Cheirosa II Energia S.A.; (53) Mohini Empreendimentos e Participações Ltda.; (54) Chimay Empreendimentos e Participações Ltda.; (55) Jayaditya Empreendimentos e Participações Ltda.; (56) CPFL Sul Centrais Elétricas Ltda.; (57) Eólica Paracuru Geração e Comercialização de Energia S.A.; (58) PCH Holding S.A.; (59) SPE Aiuruoca Energia Ltda.; (60) SPE Arvoredo Energia S.A.; (61) SPE Barra da Paciência Energia S.A.; (62) SPE Cocais Grande Energia S.A.; (63) SPE Corrente Grande Energia S.A.; (64) SPE Ninho da Águia Energia S.A.; (65) SPE Paiol Energia S.A.; (66) SPE São Gonçalo Energia S.A.; (67) SPE Varginha Energia S.A.; (68) SPE Várzea Alegre Energia S.A.; (69) CPFL Bio Ipê Ltda.; (70) CPFL Bio Buriti Ltda.; (71) CPFL Bio Formosa Ltda.; (72) CPFL Bio Energia S.A.; (73) CPFL Bio Pedra Ltda.; (74) SPE Bio Coopcana S.A.; (75) SPE Bio Alvorada S.A.; (76) SPE CPFL Solar 1 Energia S.A.; (77) SPE Turbina 17 Energia S.A.; (78) Eurus VI Energias Renováveis Ltda.; (79) Dobrevê Energia S.A.; (80) DESA Eólicas S.A.; (81) DESA Morro dos Ventos I S.A.; (82) DESA Morro dos Ventos II S.A.; (83) DESA Morro dos Ventos III S.A.; (84) DESA Morro dos Ventos IV S.A.; (85) DESA Morro dos Ventos VI S.A.; (86) DESA Morro dos Ventos IX S.A.; (87) DESA Eurus I S.A.; (88) DESA Eurus III S.A..

(ix) To recommend, in terms of Resolution N. 2019213-C, the favorable vote to its representatives on the deliberative bodies of the controlled companies to approve:

(a) to change the headquarters of NECT Serviços Administrativos de Suprimentos e Logística Ltda. to Avenida Presidente Vargas, n° 2.921, 9th floor, Vila Homero, Zip Code 13.338-705, in the city of Indaiatuba, State of São Paulo , as well as the resulting Amendment to the Articles of Association in order to change Clause 1st, which shall become effective with the following wording: “Clause 1st - The business entity is called NECT SERVIÇOS ADMINISTRATIVOS DE SUPRIMENTOS E LOGÍSTICA LTDA., with headquarters in the city of Indaiatuba, State of São Paulo, at Avenida Presidente Vargas, No. 2,921, 9th floor, Vila Homero, Zip Code 13.338- 705. The Company may open, maintain and close branches, agencies and offices throughout the national territory, by decision of the Board of Executive Officers”

(b) to change the headquarters of NECT Serviços Administrativos Financeiros Ltda. to Avenida Presidente Vargas, n° 2.921, 13th floor, Vila Homero, Zip Code 13.338-705, in the city of Indaiatuba, State of São Paulo , as well as the resulting Amendment to the Articles of Association in order to change Clause 1st, which shall become effective with the following wording: “Clause 1st - The business entity is called NECT SERVIÇOS ADMINISTRATIVOS FINANCEIROS LTDA., with headquarters in the city of Indaiatuba, State of São Paulo, at Avenida Presidente Vargas, No. 2,921, 13th floor, Vila Homero, Zip Code 13.338-705. The Company may open, maintain and close branches, agencies and offices throughout the national territory, by decision of the Board of Executive Officers.”

(c) to change the headquarters of NECT Serviços Administrativos de Recursos Humanos Ltda. to Avenida Presidente Vargas, n° 2.921, 11th floor, Vila Homero, Zip Code 13.338-705, in the city of Indaiatuba, State of São Paulo , as well as the resulting Amendment to the Articles of Association in order to change Clause 1st which shall become effective with the following wording: “Clause 1st - The business entity is called NECT SERVIÇOS ADMINISTRATIVOS DE RECURSOS HUMANOS LTDA., with headquarters in the city of Indaiatuba, State of São Paulo, at Avenida Presidente Vargas, No. 2,921, 11th floor, Vila Homero, Zip Code 13.338-705. The Company may open, maintain and close branches, agencies and offices throughout the national territory, by decision of the Board of Executive Officers.”;

(d) to change the headquarters of NECT Serviços Administrativos Ltda., to Avenida Presidente Vargas, n° 2.921, 10th floor, Vila Homero, Zip Code 13.338-705, in the city of Indaiatuba, State of São Paulo , as well as the resulting Amendment to the Articles of Association in order to change Clause 1st, which shall become effective with the following wording: Clause 1st - The business entity is named NECT SERVIÇOS ADMINISTRATIVOS LTDA., Headquartered in the city of Indaiatuba, State of São Paulo, at Avenida Presidente Vargas, No. 2,921, 10th floor, Vila Homero, Zip Code 13.338-705. The Company may open, maintain and close branches, agencies and offices throughout the national territory, by decision of the Board of Executive Officers.”

The following items were presented: (a) Chairman Annual Award; (b) Hiring of services for Power Plants; (c) New CD Private Pension Plan for CPFL Group; (d) Status of Strategic Plan Update; (e) Business Development Follow Up; (f) Monthly Results (July/2019); (g) Monthly Health and Safety Report; and (h) Pipeline.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, August 29th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 6, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.